Mail Stop 3561

Via Fax & U.S. Mail

Mr. Charles E. Finelli
Chief Executive Officer and Principal Accounting Officer
Ergo Science Corporation
790 Turnpike Street
North Andover, Massachusetts 01845

> **Re:** **Ergo Science Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 333-69172**

Dear Mr. Finelli:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Item 1A. Risk Factors

1. We note your disclosure on page 9 of Risk Factors, describing a matter in your internal controls that constituted a material weakness. Expand your disclosure to

describe the changes in internal controls that you intend to undertake or have implemented to prevent future errors, similar to the information described in the last paragraph of Item 9A on page 64.

Managements Discussion and Analysis, page 15
Results of Operations, page18

2. Reference is made to the table on page 18. We note that you have presented the historical results of operations for the three months ended March 31, 2005 of Nexus Media and nine months ended December 31, 2005 of Ergo on a combined basis and compared the combined results to the results of Nexus Media for the year ended December 31, 2004. Please note that we consider the presentation of the combined periods not in accordance with GAAP; however, we will not object to your discussion of the combined results of operations of the predecessor and successor entities for the fiscal 2005 periods in MD&A only as long as it is preceded by an introductory paragraph which clearly states that the results of operations of the predecessor and successor entities are not comparable due to the change in basis resulting from the acquisition transaction, that the presentation does not comply with generally accepted accounting principles and that the combined presentation is being made solely to explain changes in results of operations for the periods presented in the financial statements. Additionally, any combined discussion provided should clearly explain and quantify any changes in results of operations for the combined period that resulted from the acquisition transaction such as increased depreciation and amortization, increased interest expense, etc. Please amend your filing accordingly.

Cost of Revenue

3. Please describe for us and revise your disclosures within MD&A in future filings to discuss the nature of the costs which comprise cost of revenue. Explain whether there were any unusual, infrequent or significant factors which affected the comparability of the results for the periods discussed in MD&A. Also discuss any economic changes, known trends or uncertainties that you expect to have a

material favorable or unfavorable impact to the results of operations.

Note 4. Impairment of Goodwill, page 37

4. We note from your disclosure in Note 3 that you acquired goodwill in the amount of $12,171,097 in connection with your acquisition of Nexus Media on April 1, 2005. We also note from your goodwill impairment footnote on page 37 that you recognized an impairment of goodwill in the amount of $2,973,000 during fiscal 2005. Based upon such disclosures, we would expect goodwill to be $9,198,097 at December 31, 2005 since it does not appear that any other transactions affected goodwill during fiscal 2005. In this regard, please explain to us why goodwill in the amount of $8,107,340 reflected on the face of your balance sheets as of December 31, 2005 does not agree to the amount based upon the disclosures in your notes to the financial statements. Please explain why there appears to be a discrepancy and reconcile the difference for us. Please provide us with your computations as part of your response. We may have further comment upon receipt of your response.

Note 5. Intangible Assets, net

5. Please expand your disclosure and describe for us why management believes that a straight-line amortization for your acquired intangible assets is appropriate. For example, the lives of certain trademarked titles or contractual events may dissipate at a more rapid rate if there are changes in the corresponding industries, etc. Under this pattern, a significant amount of cash flows derived from the acquired trademarks or contractual events may be recognized in earlier periods and then fall to a materially reduced level in later years.   In this regard, an accelerated method of amortization, rather than the straight-line method, may result in the most appropriate and systematic allocation of the intangibles' cost to the periods benefited. Please advise and revise your disclosures accordingly.

6. Furthermore, it is unclear to us why certain trademarked titles and unregistered

titles have indefinite lives while others have finite lives. Tell us and revise your disclosures to describe your accounting policy for determining the useful lives for each category of intangibles asset presented in your footnote. Your response and revised disclosure should specifically explain the method for which you determine whether the trademarked titles and unregistered titles have finite or infinite lives and why you believe the periods being used are appropriate. We may have further comment upon receipt of your response.

7. We note from your disclosure in Note 3 that you acquired intangible assets in the amount of $7,458,481 in connection with your acquisition of Nexus Media on April 1, 2005. We also note from your intangible assets footnote on page 38 that you recognized amortization and an impairment of intangible assets of $152,616 and $150,962, respectively during fiscal 2005. Based upon such amounts, we would expect the balance of intangible assets to be $7,154,903 at December 31, 2005 since it does not appear that any other transactions impacted intangible assets during fiscal 2005. In this regard, please explain to us why intangible assets in the amount of $6,528,140 reflected on the face of your balance sheets as of December 31, 2005 does not agree to the amount based upon the disclosures in your notes to the financial statements. Please explain why there appears to be a discrepancy and reconcile the difference for us. Please provide us with your computations as part of your response. We may have further comment upon receipt of your response.

Form 10-Q for the three months ended March 31, 2006

Balance Sheets, page 3

8. Reference is made to intangible assets and goodwill on the face of your balance sheet. It is unclear from your notes to the financial statements or elsewhere in the filing why intangible assets and goodwill increased from December 31, 2005 to March 31, 2006 when it does not appear that you entered into any transaction(s) during the three months ended March 31, 2006 that would have resulted in an increase to intangible assets and goodwill. Please advise and revise future filings

accordingly.

Note 3. Intangible Assets, net, page 7

9. We note that you recorded an impairment charge of $2,973,000 and $150,962 related to the goodwill and other intangibles assets at December 31, 2005 and that no additional impairment charges related to your long-lived assets have been recognized. Your financial statements indicate that the Company has continued to experience declining sales levels, operating loss and net loss for the quarter ended March 31, 2005. Given such negative factors and the market capitalization of your common stock, based upon recent trading prices, represents approximately one-quarter of your net assets, please tell us what additional consideration has been given to the impairment of your long-lived assets, if any. If you believe your long-lived assets are not impaired, please explain why and tell us the basis for your conclusion in light of the negative factors noted above.

10. Furthermore, in light of Nexus Media's underperformance as compared to the Company's expectations at the time of acquisition as disclosed in your Form 10-K for the fiscal year ended December 31 2005, please tell us and expand your disclosure in your notes and MD&A to describe the significant assumptions used and judgments made by management in determining the revised expectations of Nexus Media and provide us with the analysis which supports your conclusion that an additional impairment of Company's long-lived asset was not required to be recognized.

Item 4. Controls and Procedures

11. You disclosure appears to be identical to the one in your Form 10-K for the year ended December 31, 2005. Please advise us and expand your disclosure to describe the reasons why your control environment continues to be ineffective, and the specific steps you plan to undertake to correct the situation.

Other

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief